January 31, 2001


Mr. Franklin C. Fisher, Jr.
Chief Executive Officer
Consulting & Strategy International, LLC
5433 Westheimer, Suite 500
Houston, TX 77056


Dear Frank:

Consulting & Strategy International ("CSI") has been associated with Insynq, Inc. since 1999, providing consulting services that have been invaluable.
The Business Services Agreement between Insynq, Inc and Consulting & Strategy International provides compensation to CSI via several milestones. Each of these milestones have been met. The accrued service fees due to CSI now total $102,500 through January 18, 2001,

Due to our short-term financing circumstances, I would like to propose the following:

     Eighty Thousand Dollars ($80,000) of the accrued total fees to be applied, as consideration, for the reduction of the exercise price of warrants dated February 24, 2000 which are in the amount of 250,000 shares of common stock at an exercise price of $2,50, $3,00, $4,00 and $4,50, respectively. In exchange for such a concession on CSI's part, we would be willing to reduce all of the warrants to an exercise priceof$0.50 each, and

     The balance of the accrued consulting fees to be paid upon Insynq receiving financing from this date in the cumulative total financing amount of Three Million Five Hundred Dollars ($3,500,000) or more and,

     CSl would defer 50% further accrued consulting fees until thirty (30) days after Insynq receives financing cumulatively totaling Three Million Five Hundred Dollars ($3,500,000) or more.

As in the past, the Company continues to look to CSI as a resource to build value to the many shareholders.

If I can answer any questions, please let me know.

We hereby officially offer the above terms to you and if you accept by signing this letter where indicated below and fax back to Inc, this letter shall be a binding contract.


Sincerely                              Accepted and Agreed:
                                       Consulting & Strategy International, LLC

/s/ John P. Gorst                      by: /s/ Franklin C. Fisher
Chairman and CEO                       Authorized Signature